Loren P. Hansen
A PROFESSIONAL CORPORATION
attorney at law
1301 DOVE STREET, SUITE 370
telephone:	NEWPORT BEACH, CALIFORNIA 92660	Cell phone:
(949) 851-6125	lphansen@lphansenlaw.com	(949) 275-1145

July 23, 2018

VIA EDGAR

Mr. Michael Clampitt

Senior Staff Attorney

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	RBB Bancorp
Draft Registration Statement on Form S-4
Submitted June 26, 2018
CIK No. 0001499422

Dear Mr. Clampitt:

On behalf of RBB Bancorp, a California corporation (the “Company’), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 13, 2018 (the “Comment Letter”) relating to the above-referenced Draft Registration Statement on Form S-4 (the “Draft Registration Statement”). The Company is concurrently filing a Registration Statement on Form S-4 (the “Registration Statement”) via EDGAR, and a courtesy copy of the Registration Statement marked to show changes to the Draft Registration Statement confidentially filed on June 26, 2018 are being sent to the Staff confidentially.

Subject to resolution of all of the Commission’s comments, the Company intends to request the Commission to order the effectiveness of the Registration Statement by August 3, 2018.

For the convenience of the Staff, each of the Staff’s comments is reproduced below in bold and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. All page references in the responses set forth below refer to pages of the Registration Statement in the marked copy.

The Merger

Board of Directors, Management and Operations after the Merger, page 68

1. We note that Mr. Raymond Yu and one other FAIC director will become directors of RBB at the effective time of the merger. Please revise your Exhibit Index to provide the consents required by Securities Act Rule 438.

Response:  In response to the Staff’s comments, Exhibit 23.5 has been added, and the Exhibit Index has been revised to provide the consent required by Securities Act Rule 438.

Information About RBB Bancorp, page 97

2. Please disclose, for RBB, the information required by Item 18(a)(5) and (7) of Form S-4.

Response: In response to the Staff’s comments, additional information has been added to Information About RBB Bancorp beginning on page 104, there are no interests of certain persons of RBB Bancorp in the matters to be acted upon, information concerning beneficial ownership and management has been added beginning on page 177, information concerning directors and executive officers has been added beginning on page 175, information concerning Executive Compensation has been added beginning on page 182, and information concerning certain transactions has been added beginning on page 192.

Where You Can Find More Information, page 148

3. Please revise this section and disclose in your prospectus the information about the registrant as required by Part 1.B of Form S-4. In this regard we note that you do not appear to meet the requirements of General Instructions 1.A of Form S-3 and, as a result, appear ineligible to incorporate information by reference. Please refer to General Instruction B.1 of Form S-4 for guidance.

Response: In response to the Staff’s comment, this section and other sections in the registration Statement have been revised to eliminate references to incorporation by reference, including to the annual report on Form 10-K as of December 31, 2017, and the quarterly report on Form 10-Q for the three months ended March 31, 2018.

General

4. Please confirm in writing that you will publicly file your registration statement and nonpublic draft submission such that it is publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date. Please refer to Question 3 of our FAQs on Voluntary Submission of Draft Registration Statements, available on our website, for guidance.

Response: In response to the Staff’s comment, this is to confirm that RBB will publicly file its registration statement on Form S-4 and nonpublic draft submission such that it is publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

Please contact the undersigned at (949) 851-6125 or lphansen@lphansenlaw.com if you have any questions regarding the foregoing.

Very truly yours,

/s/ Loren P. Hansen
Loren P. Hansen

cc:	Mr. Yee Phong (Alan) Thian, President and Chief Executive Officer, RBB Bancorp
Mr. David Morris, Executive Vice President and Chief Financial Officer, RBB Bancorp
Mr. Robert C. Azarow, Arnold & Porter Kaye Scholer LLP